UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

693149106

(CUSIP Number of Class of Securities)

Daniel H. Cushman
President and Chief Executive Officer
P.A.M. Transportation Services, Inc.
297 West Henri De Tonti Blvd.
Tontitown, Arkansas 72770
(479) 361-9111

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

C. Douglas Buford, Jr., Esq.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.
425 West Capitol, Ste. 1800
Little Rock, Arkansas 72201
Telephone: (501) 688-8866
Facsimile: (501) 918-7866

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$17,589,803	$1,772

*	This amount is based on the purchase of 567,413 shares of common stock at the tender offer price of $31.00 per share.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,456	Filing Party: P.A.M. Transportation Services, Inc.
Form or Registration No.: Schedule TO-I and Schedule TO-I/A	Date Filed: February 18, 2016 and March 18, 2016, respectively
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

P.A.M. Transportation Services, Inc., a Delaware corporation (“PAM” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 18, 2016 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 3 and Amendment Nos. 1 and 2 filed on March 18, 2016 and April 6, 2016, respectively, relates to the Company’s offer to purchase for cash up to 425,000 shares of its common stock, par value $0.01 per share, at a price not greater than $34.00 nor less than $31.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the original Offer to Purchase, dated February 18, 2016 and previously filed as Exhibit (a)(1)(A) to the Schedule TO (the “Original Offer to Purchase”), as amended and supplemented by the supplement to the Offer to Purchase, dated March 18, 2016 and previously filed as Exhibit (a)(1)(G) to the Schedule TO (the “Supplement to the Offer to Purchase” and, together with the Original Offer to Purchase, as may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the amended Letter of Transmittal previously filed as Exhibit (a)(1)(H) to the Schedule TO (the “Amended Letter of Transmittal”), which, as amended and supplemented from time to time, together constitute the “Offer”.

Except as otherwise set forth below, the information included in the Schedule TO remains unchanged and is incorporated by reference herein to the items in this Amendment No. 3.

Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

“On April 11, 2016, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Eastern Time, on April 5, 2016. A copy of such press release is filed as Exhibit (a)(l)(N) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(N)**	Press Release announcing the final results of the Offer, dated April 11, 2016.

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2016	P.A.M. TRANSPORTATION SERVICES, INC.
By: /s/ Allen West Name: Allen West Title: Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated February 18, 2016.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 18, 2016.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 18, 2016.
(a)(1)(F)*	Press Release dated February 18, 2016.
(a)(1)(G)*	Supplement to the Offer to Purchase dated March 18, 2016.
(a)(1)(H)*	Amended Letter of Transmittal.
(a)(1)(I)*	Amended Notice of Guaranteed Delivery.
(a)(1)(J)*	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 18, 2016.
(a)(1)(K)*	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 18, 2016.
(a)(1)(L)*	Press Release dated March 18, 2016.
(a)(1)(M)*	Press Release announcing the preliminary results of the Offer, dated April 6, 2016.
(a)(1)(N)**	Press Release announcing the final results of the Offer, dated April 11, 2016.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)(1)	Loan Agreement dated July 26, 1994, among First Tennessee Bank National Association, the Company and P.A.M. Transport, Inc., together with Promissory Note (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1994).
(b)(2)	First Amendment to Loan Agreement dated June 27, 1995, by and among First Tennessee Bank National Association, the Company and P.A.M. Transport, Inc., together with Promissory Note in the principal amount of $2,500,000 (incorporated by reference to Exhibit 4.1.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1995).
(b)(3)	Second Amendment to Loan Agreement dated July 3, 1996, by First Tennessee Bank National Association, the Company and P.A.M. Transport, Inc., together with Promissory Note in the principal amount of $5,000,000 (incorporated by reference to Exhibit 4.1.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).
(b)(4)	Fourth Amendment to Loan Agreement dated June 22, 2007, among First Tennessee Bank National Association, the Company and P.A.M. Transport, Inc., together with Promissory Note (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).
(b)(5)	Fourteenth Amendment to Loan Agreement dated November 17, 2014, by and among First Tennessee Bank National Association, the Company and P.A.M. Transport, Inc., together with Promissory Note in the principal amount of $40,000,000 (incorporated by reference to Exhibit (b)(5) to the Company’s Issuer Tender Offer Statement on Schedule TO, dated December 2, 2014).
(b)(6)*	Fifteenth Amendment to Loan Agreement dated June 23, 2015, by and among First Tennessee Bank National Association, the Company and P.A.M. Transport, Inc.

v

(d)(1)	2014 Amended and Restated Stock Option and Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A, dated April 18, 2014).
(d)(2)	Employment Agreement between Daniel H. Cushman and the Company, dated June 29, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed.
**	Filed herewith.